
SEC MAIL
MAR
2007
RECEIVED
PROCESSING
SECTION
WASH. D.C.
199



07006054

BB 3/28

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SEC FILE NUMBER
8- 25936

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Access

RECD S.E.C.
MAR 0 1 2007
603

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place 11th Floor

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. Fleming 212-709-9408

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

KS 3/30

OATH OR AFFIRMATION

I, Denis P. Kelleher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

...E
... of New York
... County
... Expires 12/12/ 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited *Statements of Financial Condition* with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Wall Street Access

We have audited the accompanying statement of financial condition of Wall Street Access (the "Partnership") as of December 1, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Access as of December 1, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 27, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

WALL STREET ACCESS
(a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and Cash Equivalents	$ 778,891
Cash, segregated for the exclusive benefit of customers	130,000
Securities Owned, at fair value	233,005,707
Receivable from Clearing Broker	3,900,487
Receivables from Affiliates	5,239,460
Fixed Assets and Leasehold Improvements, net of accumulated depreciation and amortization	795,953
Commissions and Fees Receivable	223,298
Accrued Interest Receivable	361,122
Other Assets and Prepaid Expenses	664,531
Total Assets	$245,099,449
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities sold, not yet purchased, at fair value	$194,230,013
Payable to clearing broker	6,489,747
Payable to affiliates	589,362
Employee compensation payable	1,707,682
Accounts payable and accrued liabilities	1,579,883
Total liabilities	204,596,687
Commitments and Contingencies	
Partners' Capital	40,502,762
Total Liabilities and Partners' Capital	$245,099,449

See Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS:

Wall Street Access (the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 80% by Wall Street Access Corporation and 20% by an unaffiliated third party. The Partnership provides securities brokerage services to institutional customers.

The Partnership is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC"). The Partnership is a member of both the National Association of Securities Dealers, Inc. (the "NASD") and the New York Stock Exchange, Inc. (the "NYSE").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses in Partners' capital.

Gains on securities trading are earned by the Partnership by making markets in high grade corporate bonds and U.S. government and agency securities.

No federal or state income taxes have been provided as the Partners are responsible for these payments. The Partnership is subject to certain local taxes.

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Fixed assets and leasehold improvements are recorded at cost less depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, are listed below and are recorded at fair value generally obtained from quoted market prices. The limited partnership investments are investments in hedge funds and are based on values obtained from the fund managers. The private equity investments and limited partnership investments are considered securities not readily marketable as there is no market on a securities exchange and no independent publicly quoted market. Because of the inherent uncertainty of valuation of the limited partnership and private equity investments, the estimated value may differ from the value that would have been used had a ready market existed for such investments, and the differences could be material. Typically, these types of investments have various restrictions including lock-up periods.

The components of securities owned and securities sold, not yet purchased, include:

Securities owned at December 31, 2006:

Fixed income securities	$202,286,062
Limited partnership investments	11,697,397
U.S. equity securities	12,995,300
U.S. mutual funds	1,816,494
Private equity investments	1,691,622
U.S. options	1,780,800
Foreign securities	517,349
Certificate of deposit	220,683
	$233,005,707

Securities sold, not yet purchased, at December 31, 2006:

U.S. equities	$ 242,504
Fixed income securities	193,987,509
	$194,230,013

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Partnership enters into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The only derivatives the Partnership has are purchased listed option contracts held for trading purposes. The credit risk for options is limited to the amount recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies the clearing broker against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2006, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

At December 31, 2006, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing broker is unable to fulfill its contractual obligations.

5. FIXED ASSETS AND LEASEHOLD IMPROVEMENTS:

Fixed assets and leasehold improvements consist of the following:

December 31, 2006	
Computer equipment and software	$ 3,886,769
Furniture, office equipment and leasehold improvements	2,551,645
	6,438,414
Less accumulated depreciation and amortization	(5,642,461)
	$ 795,953

6. COMMITMENTS AND CONTINGENCIES:

The Partnership has noncancelable operating leases for office space and computer equipment, which have the following annual minimum payments:

Year ending December 31,	
2007	$ 721,243
2008	620,199
2009	114,975
	$1,456,417

The primary lease for office space expires in 2008. The office lease contains provisions for rent escalation based on increases in costs incurred by the lessor, which cannot exceed 3% per annum.

The Partnership is involved in arbitration whereby a former customer is claiming damages of approximately $20,000,000. The Partnership believes that the claims are without merit and intends to vigorously defend itself. Consequently, the Partnership has not accrued any liability associated with this matter.

The Partnership is involved in various other claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's financial statements.

7. RELATED PARTY TRANSACTIONS:

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of the affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership. The Partnership is under common ownership and/or control with Wall Street Advisor Services, LLC, Merger Insight, LLC and Wall Street Advanced Strategies, LLC.

As of December 31, 2006, the Partnership has a receivable from Wall Street Advisor Services, LLC of $27,770, a receivable from Wall Street Access Corp. of $5,187,607 and also has receivables due from other affiliates of $24,083.

As of December 31, 2006, the Partnership has a payable due to Merger Insight, LLC of $553,682, and also has payables due to other affiliates of $35,680.

The Partnership has a service agreement with an affiliated entity whereby the Partnership provides general and administrative services in return for a monthly fee.

The Partnership has an investment in two hedge funds that are associated with the Partnership. As of December 31, 2006, this investment was $4,358,716 and is reported in limited partnership investments within securities owned.

During the year, the Company received capital contributions of $6,976,329. This consisted of intercompany payables to Partners of $5,442,809 contributed as capital and $1,533,520 of cash contributions.

8. NET CAPITAL AND CUSTOMER RESERVE REQUIREMENTS:

As a registered broker-dealer and member of the NYSE, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires that the Partnership maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $250,000, whichever is greater. The Partnership had net capital at December 31, 2006, of $6,187,192, which exceeded its respective net capital requirement by $5,928,730.

The Partnership is considered an introducing broker with a fully disclosed clearing relationship with another firm and does not maintain custody of customer funds or securities. Accordingly, the Partnership is exempt from the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

9. EMPLOYEE BENEFIT PLAN: The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The Partnership may contribute to the Plan on a discretionary basis.

END



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Wall Street Access

In planning and performing our audit of the financial statements and supplemental schedule of Wall Street Access (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GOLDSTEIN GOLUB KESSLER LLP

February 27, 2007